SMURFIT WESTROCK LIMITED
Beech Hill, Clonskeagh

Dublin 4, D04 N2R2
Ireland

April 25, 2024

VIA EDGAR

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Jenny O’Shanick; Erin Purnell

Re:	Smurfit WestRock Limited Registration Statement on Form S-4 File No. 333-278185

Dear Ms. O’Shanick and Ms. Purnell:

Reference is made to the Registration Statement on Form S-4 (File No. 333-278185) (as amended, the “Registration Statement”), filed by Smurfit WestRock Limited (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on April 26, 2024, or as soon as practicable thereafter, pursuant to Rule 461 of the U.S. Securities Act of 1933, as amended.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Victor Goldfeld at (212) 403-1005, of Wachtell, Lipton, Rosen & Katz. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Goldfeld and that such effectiveness also be confirmed in writing.

Sincerely,

Smurfit WestRock Limited

/s/ Anthony Smurfit
Name:	Anthony Smurfit
Title:	Principal Executive Officer and Director

cc:	Ken Bowles, Smurfit WestRock Laurent Sellier, Smurfit WestRock

Victor Goldfeld, Wachtell, Lipton, Rosen & Katz